Exhibit 21

CERTAIN SUBSIDIARIES OF MARKEL CORPORATION

Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Essex Insurance Company	Delaware
Markel Insurance Company	Illinois
Markel American Insurance Company	Virginia
Shand/Evanston Group, Inc.	Virginia
Evanston Insurance Company	Illinois
Gryphon Holding Inc.	Delaware
Associated International Insurance Company	Illinois
Deerfield Insurance Company	Illinois
Markel Ventures, Inc.	Virginia
Markel Properties, LLC	Virginia
Markel Capital Holdings Limited	England
Markel Capital Limited	England
Terra Nova (Bermuda) Holdings Ltd.	Bermuda
Markel International Limited	England
Markel International Insurance Company Limited	England